[Insight Letterhead]

November 16, 2007

Glynis A. Bryan
6814 North First Place
Phoenix, Arizona 85012

Dear Glynis:

We are pleased to offer you the position of Chief Financial Officer of Insight Enterprises, Inc. (“Insight”). This position will report to directly to me, and your anticipated start date will be December 17, 2007.

Your compensation will consist of an annual base salary of $400,000, to be paid on an exempt/semi-monthly pay schedule. In addition, you will be eligible for a mix of annual and quarterly incentive compensation. The target annual incentive compensation for the remainder of 2007 (prorated for the remainder of the year) and for 2008 is $425,000. In addition, you will receive four (4) weeks of vacation.

We plan to award you an option to purchase 200,000 shares of the common stock of Insight (the “Option”). The exercise price for the Option will be the closing price for IEI’s common stock on the grant date, which will be your first day of employment with Insight. The Option will vest, subject to continued employment, evenly over a three-year period with a term of five years from the date of grant. We also plan to award you 15,000 service-based restricted stock units (“RSUs”), and the RSUs will vest, subject to continued employment, evenly over a three-year period measured from the grant date. The RSUs will be granted on the 10th day of the month following the month in which you commence employment with Insight. The terms and conditions of the Option and RSUs will be governed by separate award agreements and applicable plan documents. You will also be eligible to participate in any equity programs that are made available to executives within the company, typically on an annual basis.

You will be eligible for enrollment in Insight’s 401(k) plan and for other benefits (i.e., medical, dental, etc.) as of the first day of the month following the month in which you commence employment with Insight. All other benefits will be outlined during your orientation.

It is Insight’s understanding that you are not under a covenant restricting your ability to enter into an employment relationship with Insight. You may also have had access to confidential information, trade secrets, and/or intellectual property while employed by any prior employers (“Prior Employer Proprietary Information”). Insight has a policy that prohibits the use of any Prior Employer Proprietary Information, unless Insight has been explicitly authorized to do so by the owner of such Prior Employer Proprietary Information or it is otherwise proper for Insight to use such information.

This offer is contingent upon approval by the Compensation Committee of Insight’s Board of Directors and upon execution and delivery of the enclosed Employment Agreement. Employment is also contingent upon you successfully passing a background check and drug screen.

I am very excited about your joining the executive team at Insight. If the previously mentioned terms of employment are acceptable to you, please sign in the space provided below before the end of the day on Thursday, November 8, 2007.

Sincerely,

/s/ Richard A. Fennessy
Richard A. Fennessy
Chief Executive Officer

I accept the offer of employment as stated by Insight.

/s/ Glynis A. Bryan Glynis A. Bryan	11/16/07 Date